

For Immediate Release

8x8, Inc.

8x8, Inc. Announces Record Second Quarter Fiscal 2011 Earnings

Record Quarterly Revenue of $17.4 Million and Net Income of $2 Million, or $0.03 Per Share; Business Customer Churn Declines to 2.2%

SUNNYVALE, Calif., -- October 20, 2010 -- 8x8, Inc. (Nasdaq: EGHT), provider of innovative business communications solutions, today announced financial operating results for the second quarter of fiscal 2011 ended September 30, 2010.

Total revenue for the second quarter of fiscal 2011 was $17.4 million, an increase of 8% compared to revenue of $16 million for the same period of fiscal 2010. Total revenue for the six-month period ended September 30, 2010 was $34.2 million, an increase of 8% compared to revenue of $31.6 million for the same period of fiscal 2010.

Net income for the second quarter of fiscal 2011 was $2 million, or $0.03 per share, an increase of 47% compared to net income of $1.3 million, or $0.02 per share, for the same period last year. Net income for the six-month period ended September 30, 2010 was $3 million, an increase of 71% compared to net income of $1.8 million for the same period of fiscal 2010.

Business customer churn decreased to 2.2%, compared to a churn rate of 2.7% for the same period last year. The Company ended the quarter with 22,167 business customers, up from 18,199 customers a year ago.

"The second quarter of fiscal 2011 was 8x8's strongest quarter ever and a pivotal period for the company and its shareholders as our business voice and managed hosting services delivered the highest revenue and net income levels in the Company's history as a publicly traded entity," said 8x8 Chairman and CEO Bryan Martin. "The record-setting results we reported this quarter, including the reduction in churn to the lowest level in 8x8's history, are a testament to the value our services are delivering to small and medium-sized businesses and a manifestation of the operational efficiency of our business model. In addition to these accomplishments, our results this quarter are a clear indication that a significant portion of each new dollar of recurring revenue is now falling directly to the bottom line due to our migration to higher margin revenue and the ongoing optimization of our cost structure."

During the second quarter of fiscal 2011 ended September 30, 2010, 8x8 repurchased 1,565,713 shares of its common stock under its share repurchase program at an average share price of $1.70 and a total cost of $2,668,182. Between July 2009 and September 30, 2010, the Company repurchased 1,945,789 shares at an average share price of $1.54 and a total cost of $2,999,984. 8x8 ended the second quarter of fiscal 2011 with $17.9 million in cash and cash equivalents.

With the completion of the initial share repurchase program, 8x8's Board of Directors approved a new share repurchase plan on October 19, 2010, authorizing the Company to repurchase up to $10 million of its outstanding common stock from time to time until October 19, 2011. Share repurchases, if any, will be funded with available cash. Repurchases of the Company's common stock may be made through open market purchases at prevailing market prices or in privately negotiated transactions. The timing, volume and nature of share repurchases are subject to market prices and conditions, applicable securities laws and other factors, and are at the discretion of the Company's management. Share repurchases may be commenced, suspended or discontinued at any time.

Q2FY'11 Business Highlights:

- Grew top line revenue to a record $17.4 million, up 3% from $16.8 million for the previous quarter and 8% from $16 million for the same period of fiscal 2010

- Posted net income of $2 million, or $0.03 per share, compared to $1 million, or $0.02 per share, for the prior quarter and $1.3 million, or $0.02 per share, for the same period last year

- Reported record operating income of $2 million, up 132% compared sequentially to operating income of $842,000 in the first fiscal quarter and 41% compared to $1.4 million in the same period last year

- Reported operating margin of 11% compared to 5% in the previous quarter and 9% in the same period last year

- Reduced customer churn to 2.2% compared to 2.5% in the previous quarter and 2.7% in the same period last year

- Repurchased 1,565,713 shares of its common stock under its share repurchase program at an average share price of $1.70 and a total cost of $2,668,182. As of September 30, 2010 the company had 62,570,250 shares outstanding

- Approved new share repurchase plan in the amount of $10 million, bringing to $13 million the total dollar amount in the Company's stock repurchase plans since July 2009

- Added an East coast data center location to service the Washington, DC area

- Completed enhancements to 8x8's unified communications solution, which was released on October 4, 2010 as 8x8 Virtual Office Pro 2.0

Management will host a conference call to discuss these results and other matters related to the Company's business today, October 20, 2010, at 4:30 p.m. ET. The call is accessible via the following numbers and webcast links:

Dial In:	(877) 843-0417, domestic
	(408) 427-3791, international
Replay:	(800) 642-1687, domestic - ID 14748404

	(706) 645-9291, international - ID 14748404
Webcast:	http://investors.8x8.com/
Additional presentation materials:	http://virtualmeeting.8x8.com/Q2FY2011Earnings

Supplemental financial slides will be presented through 8x8's Virtual Meeting web conferencing portal, which can be accessed at: http://virtualmeeting.8x8.com/Q2FY2011Earnings**.**

About 8x8, Inc.

8x8, Inc. (Nasdaq: EGHT) leverages its patented software technologies to deliver high quality voice solutions and integrated messaging and video to businesses of any size with employees in any location on a wide variety of business telephony, web and mobile platforms. 8x8 also offers managed hosting and cloud-based computing services. For additional information, visit www.8x8.com.

Forward Looking Statements

This news release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. These statements include, without limitation, information about future events based on current expectations, potential product development efforts, near and long-term objectives, potential new business, strategies, organization changes, changing markets, future business performance and outlook. Such statements are predictions only, and actual events or results could differ materially from those made in any forward-looking statements due to a number of risks and uncertainties. Actual results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors. These factors include, but are not limited to, customer acceptance and demand for our products and services, the reliability of our services, the prices for our services, customer renewal rates, customer acquisition costs, actions by our competitors, including price reductions for their telephone services, potential federal and state regulatory actions, compliance costs, potential warranty claims and product defects, our needs for and the availability of adequate working capital, our ability to innovate technologically, the timely supply of products by our contract manufacturers, potential future intellectual property infringement claims that could adversely affect our business and operating results, and our ability to retain our listing on the NASDAQ Capital Market. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" in the Company's reports on Forms 10-K and 10-Q, as well as other reports that 8x8, Inc. files from time to time with the Securities and Exchange Commission. All forward-looking statements are qualified in their entirety by this cautionary statement, and 8x8, Inc. undertakes no obligation to update publicly any forward-looking statement for any reason, except as required by law, even as new information becomes available or other events occur in the future.

NOTE: 8x8, the 8x8 logo, 8x8 Virtual Office and 8x8 Virtual Office Pro are trademarks of 8x8, Inc. All other trademarks are the property of their respective owners.

# # #

Investor Relations Contact:
Joan Citelli
jcitelli@8x8.com
(408) 654-0970

8x8, Inc.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts; unaudited)

	Three Months Ended September 30,		Six Months Ended September 30,	
	2010	**2009**	**2010**	**2009**
Service revenues	$ 16,071	$ 14,838	$ 31,434	$ 29,358
Product revenues	1,296	1,189	2,767	2,227
Total revenues	17,367	16,027	34,201	31,585
Operating expenses:				
Cost of service revenues	3,589	3,535	6,971	7,036
Cost of product revenues	2,031	1,686	4,057	3,507
Research and development	1,271	1,265	2,497	2,502
Selling, general and administrative	8,525	8,156	17,883	16,729
Total operating expenses	15,416	14,642	31,408	29,774
Income from operations	1,951	1,385	2,793	1,811
Other income, net	12	31	34	43
Income (loss) on change in fair value of warrant liability	9	(90)	167	(97)
Income before provision for income taxes	1,972	1,326	2,994	1,757
Provision (benefit) for income taxes	3	(10)	7	7
Net income	$ 1,969	$ 1,336	$ 2,987	$ 1,750
Net income per share:				
Basic	$ 0.03	$ 0.02	$ 0.05	$ 0.03
Diluted	$ 0.03	$ 0.02	$ 0.05	$ 0.03
Weighted average number of shares:				
Basic	63,383	62,774	63,495	62,728
Diluted	64,847	62,873	64,807	62,832

8x8, Inc.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, unaudited)

	September 30, 2010		March 31, 2010
ASSETS			
Current assets			
Cash and cash equivalents	$ 17,875	$	18,056
Accounts receivable, net	804		554
Inventory	1,521		2,174
Other current assets	877		665
Total current assets	21,077		21,449
Property and equipment, net	2,493		1,871
Other assets	2,186		392
Total assets	$ 25,756	$	23,712
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities			
Accounts payable	$ 4,746	$	3,780
Accrued compensation	1,641		1,444
Accrued warranty	380		331
Deferred revenue	1,513		1,310
Other accrued liabilities	2,516		3,269
Total current liabilities	10,796		10,134
Other liabilities	97		111
Fair value of warrant liability	-		167
Total liabilities	10,893		10,412
Total stockholders' equity	14,863		13,300
Total liabilities and stockholders' equity	$ 25,756	$	23,712

8x8, Inc.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, unaudited)

	Six Months Ended September 30,	
	2010	2009
Cash flows from operating activities:		
Net income	$ 2,987	$ 1,750
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation and amortization	599	539
Stock-based compensation	129	112
Change in fair value of warrant liability	(167)	96
Other	34	(172)
Changes in assets and liabilities:		
Accounts receivable, net	(268)	(78)
Inventory	634	(315)
Other current and noncurrent assets	(134)	(208)
Deferred cost of goods sold	(2)	104
Accounts payable	782	(817)
Accrued compensation	197	129
Accrued warranty	49	42
Accrued taxes and fees	268	46
Deferred revenue	203	(62)
Other current and noncurrent liabilities	(1,017)	(805)
Net cash provided by operating activities	4,294	361
Cash flows from investing activities:		
Purchases of property and equipment	(1,080)	(660)
Restricted cash decrease	-	100
Purchase of strategic investment	(315)	-
Acquisition of Central Host, Inc., net of cash acquired	(998)	-
Sale of property and equipment	1	2
Net cash used in investing activities	(2,392)	(558)
Cash flows from financing activities:		
Capital lease payments	(18)	(29)
Repurchase of common stock	(2,700)	(212)
Proceeds from issuance of common stock	635	183
Net cash used in financing activities	(2,083)	(58)
Net decrease in cash and cash equivalents	(181)	(255)
Cash and cash equivalents at the beginning of the period	18,056	16,376
Cash and cash equivalents at the end of the period	$ 17,875	$ 16,121

8x8, Inc.
Selected Operating Statistics

	FQ209	FQ309	FQ409	FQ110	FQ210	FQ310	FQ410	FQ111	FQ211
Gross business customer additions (1)	3,324	2,437	2,792	2,907	2,609	2,785	2,875	2,756	2,450
Gross business customer cancellations (less cancellations within 30 days of sign-up)	1,187	1,224	1,245	1,371	1,416	1,331	1,616	1,592	1,459
Business customer churn (less cancellations within 30 days of sign-up) (2)	3.1%	2.9%	2.7%	2.7%	2.7%	2.4%	2.7%	2.5%	2.2%
Total business customers (3)	13,744	14,706	16,013	17,266	18,199	19,407	20,428	21,362	22,167
Business customer average monthly service revenue per customer (4)	$ 220	$ 208	$ 202	$ 196	$ 201	$ 204	$ 204	$ 208	$ 209
Overall service margin	73%	74%	71%	76%	76%	78%	77%	78%	78%
Overall product margin	-10%	9%	-50%	-75%	-42%	-59%	-43%	-38%	-57%
Overall gross margin	65%	67%	59%	66%	67%	68%	68%	68%	68%
Business subscriber acquisition cost per service (5)	$ 171	$ 141	$ 118	$ 93	$ 90	$ 102	$ 97	$ 109	$ 108
Average number of services subscribed to per business customer	6.9	6.6	6.6	6.9	7.1	7.3	7.5	7.5	7.7
Business customer subscriber acquisition cost (6)	$ 1,174	$ 933	$ 785	$ 638	$ 638	$ 749	$ 723	$ 818	$ 826

(1) Includes 1,154 "Find me, Follow me" and 40 8x8 Virtual Office customers acquired in the second quarter of fiscal 2009 from Avtex Solutions, LLC ("Avtex") and 49 hosting customers acquired in the first quarter of fiscal 2011 from Central Host, Inc. ("Central Host").
(2) Business customer churn is calculated by dividing the number of business customers that terminated (after the expiration of the 30 day trial) during that period by the simple average number of business customers during the period and dividing the result by the number of months in the period. The simple average number of business customers during the period is the number of business customers on the first day of the period plus the number of business customers on the last day of the period divided by two.
(3) Business customers are defined as customers paying for service. Customers that are currently in the 30 day trial period are considered to be customers that are paying for service.
(4) Business customer average monthly service revenue per customer is service revenue from business customers in the period divided by the number of months in the period divided by the simple average number of business customers during the period.
(5) Business subscriber acquisition cost per service is defined as the combined costs of advertising, marketing, promotions, commissions and equipment subsidies for business services sold during the period divided by the number of gross business services added during the period. The addition of 1,154 Avtex customers that migrated to 8x8 in the second fiscal quarter of 2009 but subscribed to "Find me, Follow me" services rather than 8x8 Virtual Office service, and the $79,230 in expense related to the acquisition of these 1,154 customers, is excluded from this calculation. In addition, the expense to acquire the 49 Central Host customers in the first fiscal quarter of 2011 is excluded from this calculation.
(6) Business customer subscriber acquisition cost is business subscriber acquisition cost per service times the average number of services subscribed to per business customer.